Exhibit (h)(3)(ii)

July 1, 2015

Natixis Funds Trust I

Natixis Funds Trust II

399 Boylston Street

Boston, MA 02116

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

NGAM Advisors, L.P. (“NGAM Advisors”) notifies you that it will waive its management fee and, to the extent necessary, bear other expenses of the Funds listed below through April 30, 2017 to the extent that the total annual fund operating expenses of each class of a Fund, exclusive of acquired fund fees and expenses, brokerage, interest, taxes, and organizational and extraordinary expenses, such as litigation and indemnification expenses, would exceed the following annual rates:

Name of Fund	Expense Cap
July 1, 2015 through April 30, 2017:
McDonnell Intermediate Municipal Bond Fund[1]	0.70% for Class A shares
1.45% for Class C shares
0.45% for Class Y shares

Natixis U.S. Equity Opportunities Fund[2]	1.25% for Class A shares
2.00% for Class B shares
2.00% for Class C shares
1.00% for Class Y shares

[1]	McDonnell Investment Management, LLC. and NGAM Advisors have agreed to bear the waiver jointly on a pro rata basis relative to their advisory and sub-advisory fees, respectively.
[2]	The expense caps account for management fees payable to NGAM Advisors. NGAM Advisors and each subadviser to the Fund have agreed to bear the waiver jointly on a pro rata basis relative to their advisory and sub-advisory fees, respectively.

With respect to each Fund, subject to applicable legal requirements, NGAM Advisors shall be permitted to recover any operating expenses it has borne subsequent to the effective date of this agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that a Fund’s total annual fund operating expenses fall below the annual rates set forth above. Provided, however, that a Fund is not obligated to pay any such deferred fees more than one year after the end of the fiscal year in which the fee was deferred.

During the period covered by this agreement, the expense cap arrangement set forth above for each of the Funds may only be modified by a majority vote of the “non-interested” Trustees of the Trusts affected.

For purposes of determining any such waiver or expense reimbursement, expenses of the class of the Funds shall not reflect the application of balance credits made available by the Funds’ custodian or arrangements under which broker-dealers that execute portfolio transactions for the Funds agree to bear some portion of Fund expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the above referenced Funds with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

NGAM Advisors, L.P.

By NGAM Distribution Corporation, its general partner

By:	/s/ Coleen Downs Dinneen

Name:	Coleen Downs Dinneen

Title:	Executive Vice President, General Counsel, Secretary & Clerk